Contact

www.linkedin.com/in/jasonmullaney
(LinkedIn)

Top Skills

Corporate Events
Trade Shows
Event Management

Languages

English

Jason Mullaney

Client-Centric Sales Leader
Nashville Metropolitan Area

Summary

Hello there! With a career spanning over two decades, I've had the privilege of diving deep into the world of audiovisual technology. But what truly ignites my passion is the chance to blend that expertise with a real entrepreneurial spark.

Throughout my journey, I've had the incredible opportunity to not only lead teams but also foster cross-functional collaboration that drives business growth and ultimately, success. Building solid relationships with industry pioneers and partners has been a real joy for me, as it adds that extra layer of value to any organization I'm a part of.

I'm all about consulting with clients, spearheading sales and sales teams, keeping budgets in check, and ensuring impressive results are delivered. The fusion of my audiovisual technology know-how and entrepreneurial flair has helped me spot and leverage opportunities that have translated into some seriously remarkable revenue growth.

Being a strategic leader means communication is key, and I'm proud to say that my knack for exceptional communication has been a driving force in my collaboration with diverse teams to achieve shared objectives. Let's connect and explore how we can create some memorable events together!

Experience

Power Plus Productions
Production Account Manager
December 2022 - Present (1 year 4 months)

Power Plus Productions is a full service Event Technology & Production company specializing in Audio, Video, Sound and Lighting. We deliver

powerful audiovisual experiences while providing rewarding professional partnership to our clients. Our services:

Audio, Video, Sound & Lighting Technology & Production
Scenic Design Services & Equipment Rentals
Speaker Services & Content Management
Rigging & Power

615 Event Group

Owner

November 2022 - Present (1 year 5 months)
Nashville, Tennessee, United States

BЁTR Productions

Co-Founder

October 2022 - Present (1 year 6 months)

OVATION

Vice President, Strategic Partnerships

March 2022 - November 2022 (9 months)
Nashville, Tennessee, United States

WorldStage, Inc.

Senior Account Director

October 2017 - March 2022 (4 years 6 months)
Greater Nashville Area, TN

In 2007 Scharff Weisberg merged with Video Applications, forming WorldStage Inc., perhaps the most diverse company in the entertainment technology field; not only in terms of the services we provide but also in the markets we serve.

WorldStage provides Audio, Video and Lighting technologies worldwide to the corporate, artistic and theatrical communities requiring unique and imaginative technical solutions for the live event spectacle, large meeting presentation, and permanent installation needs.

We offer the most experienced and conscientious staff in the business and all the tools they require to provide clients outstanding service. Add to that a full service lighting division that is the market leader in quality of service. And, finally, a design and research division that specializes in designing the systems and configurations that are the most cost-effective and

innovative around. This combination of technology and experience is utilized by producers, designers, artists to help realize their vision.

Our services might be found at 20,000 attendee developers conference, a Fortune 500 product launch, a Tony-award winning Broadway musical, a wildly inventive media piece by a soon-to-be-famous artist or an extravagant benefit gala attended by stars of screen and stage. The common thread behind all of this diversity is a dedication to customer service that is manifest in everything we do.

Amplify Audio Visual

Founder / President / Video Engineer

October 2016 - January 2018 (1 year 4 months)

Greater Nashville Area, TN

Amplify Audio Visual is a boutique event production company that partners with corporations, associations, agencies and brands to deliver innovative and technical event solutions. With extensive A/V and production experience, we offer a collaborative and strategic planning approach for corporate and association meetings, trade shows and events. We leverage the latest in audio, video, and lighting technologies to best equip your meeting. Powered by top-notch project management capabilities and the most skilled and friendliest people in the industry.

OVATION, Inc

Director, Client Solutions

April 2013 - October 2016 (3 years 7 months)

About OVATION, Inc

Ovation is an integrated technology solutions company for superior events. We listen and consult to develop an intimate understanding of our clients' goals to create a unique and authentic outcome.

Ovation adds value through insight and objectivity, identifying your core issues and adding strategic value by suggesting creative and dynamic solutions. We believe that a successful event actively stimulates the future of your business or brand, and gives your leaders the platform to excel.

Ovation, Inc. was incorporated in 1991. Our business was to provide local AV/ Production support to companies and hotels in the Greater Nashville area. For the next several years, our business grew as companies began requesting

we travel with them to other cities in order to ensure the same quality and consistency onsite.

Ovation has made significant investments in both on and offline content management technologies. In the last 5-7yrs the event landscape has changed and required our clients to extend the reach of their conferences via live and on-demand distribution of their content. Most recently, acquiring the North American licensing rights to M-Event's content management software technology. This acquisition now allows us to provide our clients with the world's leading event technology and significantly differentiates us from a majority of the marketplace.

Specialties:

event production, content creation, event concepts, graphics and multimedia packages, set/stage design, high-spec audio, intelligent lighting, video/data projection, webcasting, satellite broadcast, video conferencing, presentation coaching

AV Concepts

3 years 1 month

Vice President, Client Services

March 2010 - March 2013 (3 years 1 month)

AV Concepts is an inspired place where creative and technology converge. For 24 years AV Concepts has been a full-service supplier of video, audio, lighting and technical services, driving innovation to a new level for brands, professional meetings and corporate events. With a team of over 100 employees supporting 500+ annual events across North America, AV Concepts has been recognized as an industry leader who delivers exceptional quality, ideas and client satisfaction. AV Concepts can be found at www.avconcepts.com, www.twitter.com/avconceptsinc, www.youtube.com/avconceptsinc, and www.facebook.com/avconceptsinc.

Regional Director of Sales

March 2010 - January 2012 (1 year 11 months)

Tempe, AZ

Enterprise Holdings

Area Manager

February 1997 - 2009 (12 years)

Tucson Group

Education

Northern Arizona University

· (1991 - 1995)

Buena High School

· (1987 - 1990)